UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For November 13, 2002.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ RICARDO RAMOS
Ricardo Ramos
Chief Financial Officer

Date: November 13, 2002.

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2002

Highlights

•	Earnings per ADR increased 37.8% from US$0.84 for the nine-month period ended September 30, 2001, to US$1.15 for the nine-month period ended September 30, 2002.

•	Third quarter earnings per ADR increased 37.4% from US$0.32 as of September 30, 2001, to US$0.44 as of September 30, 2002.

•	Lower production costs on all business lines. Effects of the cost reduction initiatives were fully reflected during the third quarter of 2002.

•	Operating income and net income for each of the three quarters of 2002 have been higher than the respective quarters of the previous year.

•	Reduction of net financial debt(8) of US$68 million in the last 12 months.

Santiago, Chile, November 13, 2002.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first nine months of 2002, which reached US$30.4 million (US$ 1.15 per ADR), 37.8% higher than the US$ 22.0 million reported for the same period of 2001.Operating income for the first nine months of 2002 was US$ 60.7 million (14.7% of sales), higher than the US$52.7 million (13.2% of sales) of the same period of the previous year. The EBITDA(1) reached US$107.0 million, higher than the US$101.0 million recorded during the first nine months of 2001. Revenues obtained during the first nine months of 2002 reached US$413.8 million, approximately 3.7% higher than the US$399.0 million reported for the first nine months of 2001.

Earnings for the third quarter of 2002 reached US$ 11.6 million (US$ 0.44 per ADR), 37.4% higher than the US$ 8.4 million recorded during the same period last year. Operating income for the third quarter reached US$ 24.1 million (15.3% of sales), higher than the US$ 20.8 million (13.3% of sales) reported for the same period during 2001. During the third quarter of 2002 EBITDA reached US$ 39.3 million while revenues totalized US$ 157.7 million, higher than the US$ 36.9 million and the US$ 156.2 million recorded for the same period last year.

SQM’s Chief Executive Officer, Patricio Contesse, stated “The steady improvement of our net income and operating income in the past two years, in a difficult price environment for specialty fertilizers and iodine, confirms that the efforts carried out to reduce costs and to improve operational efficiencies have rendered the expected results”. He added “We still have much work to do but we are evermore committed to deliver the returns expected by our shareholders. To achieve this objective we have a consistent long term business strategy that seeks to reaffirm the Company’s position as the undisputed leader in its three main businesses”.

The analysis of the different business areas is the following:

1.- Specialty Fertilizers

Revenues for specialty fertilizers during the first nine months of 2002 reached US$ 213.5 million, higher than the US$ 198.9 million of the same period of the previous year.

During the third quarter of 2002 revenues reached US$83.6 million, higher than the US$81.7 million recorded for the third quarter of the year 2001.

Higher revenues obtained during the first nine months are mainly explained by:

•	Significant increase in sodium potassium nitrate sales to the Brazilian market mainly oriented to the tobacco industry. This sales increase was mostly reflected during the second quarter of 2002.

•	An increase in potassium nitrate sales to the US market.

•	Higher sales of SQM’s water soluble potassium nitrate and sales of Norsk Hydro’s calcium nitrate due to the startup of distribution operations considered on the SQM-Norsk Hydro commercial agreement.

•	Increase in sales of potassium sulfate.

•	The above was partially offset by lower sales of potassium nitrate to China during the third quarter of 2002 as compared to the third quarter of the previous year.

Specialty fertilizers gross margin(2) for the first nine months of the year 2002 was approximately US$ 5.8 million higher than the margin of the same period of the previous year. The increase in the gross margin is mainly explained by a significant reduction in production costs resulting from the various cost reduction initiatives implemented during 2001 and additionally by the increase in volumes sales. The above was partially offset by a slight reduction on sales prices during the first nine months of the year 2002 compared to the same period last year.

On November 12, 2002, SQM signed a contract with PCS Chile(6) by which SQM will buy from PCS Chile 8,000 metric tones per month of potassium nitrate for a period of 14 months. The main benefits of this operation are related to the logistics and commercial synergies that SQM will obtain due to the increase in sales volumes of potassium nitrate. Currently, SQM supplies PCS Chile potassium chloride, a raw material in the production of potassium nitrate.

Outlook.  In accordance to what was initially expected, during this year potassium nitrate supply will increase due to new Chilean producers. Nevertheless, during the first quarter the US company TRI(3) with potassium nitrate productive plants in Israel and the USA, closed its productive facility in Vicksburg(4), USA, due to its inability to meet its financial duties.

Considering the variations on world supply for potassium nitrate, together with the projected demand growth for 2002 and the positive effects of the commercial agreement between SQM and Norsk Hydro ASA(5), which have been partially reflected during the first nine months of this year, SQM estimates that its sales volumes for potassium nitrate and sodium potassium nitrate (excluding the Chinese market and the potassium nitrate purchase agreement with PCS Chile) will be significantly higher than last year’s volumes.

Potassium sulfate sales volumes will increase in more than 6% compared to last year. As in the case of potassium nitrate, potassium sulfate prices are expected to be slightly lower than the prices for the year 2001.

SQM estimates that lower production costs that were reflected during the first nine months of this year should maintain during the rest of 2002, with the subsequent positive effects on sales margins.

2.- Industrial Chemicals

Revenues for industrial chemicals for the first nine months of 2002 where US$ 52.5 million, similar to the US$ 52.2 million obtained during the same period of the previous year.

During the third quarter of 2002 revenues increased to US$18.7 million, approximately 4% higher than the US$17.9 million recorded for the third quarter of the year 2001.

As in the case of nitrate specialty fertilizers, industrial nitrate production costs were lower compared to those of the same period of 2001. Sales prices observed for the first nine months of 2002 were similar to those of the previous year.

Industrial chemicals gross margin(2) for the first nine months of 2002 was approximately US$ 1.4 million higher than the gross margin of the same period of the previous year. The increase in gross margin is mainly explained by lower production costs and slightly higher volumes.

Outlook. Industrial nitrates should end this year with slightly higher volumes than those of last year. Production costs for industrial nitrates should follow the same positive trend of nitrate specialty fertilizers.

3.- Iodine and Iodine Derivatives

Revenues for iodine and iodine derivatives for the first nine months of 2002 reached US$ 61.7 million, slightly higher than the US$ 61.0 million obtained during the same period of the previous year.

Volume sales of iodine and iodine derivatives for the first nine months of 2002 were approximately 10% higher than volume sales of the same period of the previous year.

During the third quarter of 2002 revenues reached US$ 21.1 million, approximately 6% higher than the revenues reported for the same period of the previous year.

Average sales prices for the first nine months of 2002 fell by approximately US $1.3 per kilogram, compared to the same period of the previous year.

Iodine and iodine derivatives gross margin(2) for the first nine months of 2002 was approximately US$ 1.3 million lower than the gross margin of the same period of the previous year. Lower production costs and the volume increase for the period allowed to partially offset the negative effect of lower sales prices.

Outlook. The world market for iodine has been negatively affected in the past years by an increase in production capacity in Chile, which has been translated in sales price reduction. SQM’s strategy, based in its vast natural resources, its large installed capacity and its low production costs, consists in maintaining its market share.

Even though iodine prices in the last two quarters of 2002 have been relatively stable, the trend of iodine prices for the next months is uncertain and will mainly depend on the commercial strategies of the other Chilean producers.

4.- Lithium and lithium derivatives

Revenues for lithium and lithium derivatives for the first nine months of 2002 reached US$ 26.2 million, approximately 7% lower than the US$ 28.2 million obtained during the same period of the previous year.

During the third quarter of 2002 revenues reached US$ 8.1 million, lower than the US$ 8.8 million reported during the same period of the previous year.

Lower sales volumes obtained during the first nine months of this year are mainly due to a decrease of sales to China as raw material for the production of lithium hydroxide

Continuing with the last years trend, sales prices for the first nine months of the year 2002 are slightly higher than the sales prices of the same period of the previous year.

Lithium and lithium derivatives gross margin(2) for the first nine months of 2002 was approximately US$ 0.4 million lower than the gross margin of the same period of the previous year. Lower production costs and the slight increase in sales prices allowed SQM to partially offset the decrease in sales volumes.

At the end of the third quarter, SQM bought 18 million lbs of stockpile of lithium hydroxide in the US. This operation will allow SQM to consolidate its position in the lithium hydroxide market.

Outlook. Lithium and lithium derivatives sales volume for the fourth quarter of this year will be significantly higher than sales volume of the same period of the previous year. This increase in sales volumes will allow the Company to partially recover the sales deficit of the first nine months. Full year lithium sales not considering the Chinese market will be higher than 2001 sales.

5.- Potassium Chloride

Potassium chloride revenues for the first nine months of 2002 reached US$ 28.4 million, higher than the US$ 26.3 million obtained during the same period of the previous year.

During the third quarter of 2002 total sales reached US$ 12.0 million, 15% higher than the revenues reported for the same period of the previous year.

Higher volumes are mainly explained by an increase in production in potassium chloride in 2002 compared to 2001. The main customer during 2002 is PCS Chile(6), a Chilean producer of potassium nitrate.

Average sales prices of potassium chloride during the first nine months of 2002 were similar to the prices registered during the same period during of the previous year.

Potassium chloride gross margin(2) for the first nine months of 2002 was approximately US$ 4.0 million higher than the gross margin of the same period of the previous year due mainly to higher sales volumes.

Outlook. The increase in potassium chloride production during the year 2002 will allow the Company to increase sales volumes by approximately 15% compared to the volumes observed for 2001. SQM participates with a small share in potassium chloride’s world market thus having no influence on the dynamics that determine international prices. Due to all of the above, projected higher volumes for potassium chloride should have a positive effect on sales margins for the period.

Operational Outlook for the Fourth Quarter

Continuing with the positive trend observed for the last three quarters of this year, in which the operating income has been higher in each of the quarters compared to 2001, SQM expects the fourth quarter operating income to be higher than the operating income of the same period last year.

Non-operating income for the first nine months of 2002 shows a US$ (20.7) million loss which compares to a US$ (17.2) million loss for the same period during the previous year. The main variations in the non-operating income were the following:

•	During the first quarter of 2001 a non-operating profit of US$4 million was reflected due to the sale of certain non-essential mining rights.

•	Net financial expenses(7) decreased from US$(24.7) million on the first nine months of 2001 to US$ (21.0) million on the first nine months of 2002. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(8) by approximately US$ 68 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.

•	The income derived from the 14.05% stake in the cement Chilean company Cementos Melón S.A., increased from US$ 0.6 million on the first nine months of 2001 to US$ 2.4 million on the first nine months of 2002.

During the first nine months of 2001, SQM reflected a negative extraordinary charge of US$ (4.8) million (net of taxes). The above related to costs and expenses associated to the “organizational restructuring” project the Company implemented during the first quarter of 2001.

Notes:
(1) EBITDA is defined by the Company as Operating Result plus Depreciation. This indicator must be considered as a mere reference and does not represent a universal way to value different companies, varying according to the criteria employed by each company

(2) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc..) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) Trans resources International (TRI) is one of the main producers of potassium nitrate worldwide and has two productive branches: Haifa Chemicals in Israel and Cedar Chemicals in Vicksburg, USA.

(4) SQM has no information whether this plant will reopen or not in the future.

(5) Norsk Hydro ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of Series A shares of SQM. During the last general shareholders meeting, Norsk Hydro elected one out of eight SQM’s directors.

(6) PCS Chile is potassium nitrate producer, subsidiary of Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian company, which owns 37.6% of SQM’s series A shares and during the last general shareholders meeting, elected two out of eight SQM’s directors.

(7) Net financial expenses correspond to total financial expenses net of financial income during the period.

(8) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based in the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based in the Company’s competitive advantages and in the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 40% world lithium market, 28% world iodine market and 45% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgement of SQM based upon currently available information and involve a number of risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors, which could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of Sept. 30

	2002	2001

Current Assets	458.4	589.4
Cash and cash equivalents (1)	39.5	154.1
Account receivables (2)	149.5	186.9
Inventories	227.7	201.5
Others	41.7	46.9

Fixed Assets	684.6	714.2

Other Assets	153.8	150.1
Investment in related companies (3)	88.2	70.4
Others	65.7	79.7

Total Assets	1,296.8	1,453.7

Current Liabilities	133.6	165.8
Short term interest bearing debt	62.7	96.9
Others	71.0	68.9

Long-Term Liabilities	303.5	445.8
Long term interest bearing debt	280.0	428.0
Others	23.5	17.8

Minority Interest	21.9	23.4

Shareholders’ Equity	837.7	818.7

Total Liabilities	1,296.8	1,453.7

Current Ratio (4)	3.4	3.6
Debt / Total capitalization (5)	28.5%	38.4%

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

(US$ Millions)	III Quarter		Year to date

	2002	2001	2002	2001

Revenues	157.7	156.2	413.8	399.0

Specialty Fertilizers	83.6	81.7	213.5	198.9
Nitrate Fertilizers	70.2	71.2	187.7	174.5
Potassium Sulfate	13.4	10.5	25.8	24.4
Industrial Chemicals	18.7	17.9	52.5	52.2
Industrial Nitrates	15.4	14.0	42.0	41.8
Sodium Sulfate	2.0	2.5	6.5	6.3
Boric Acid	1.3	1.4	4.0	4.2
Iodine and iodine derivatives	21.1	19.9	61.7	61.0
Lithium and lithium derivatives	8.1	8.8	26.2	28.2
Other Income	26.1	27.9	59.8	58.6
Potassium Chloride (Potash)	12.0	10.4	28.4	26.3
Others	14.2	17.6	31.4	32.3

Cost of Goods Sold	(107.3)	(109.0)	(274.4)	(267.2)
Depreciation	(15.2)	(16.1)	(46.4)	(48.3)

Gross Margin	35.2	31.1	93.0	83.5

Selling and Administrative Expenses	(11.1)	(10.3)	(32.3)	(30.8)

Operating Income	24.1	20.8	60.7	52.7

Non-Operating Income	(7.8)	(7.9)	(20.7)	(17.2)
Net financial Income (1)	(7.0)	(7.5)	(21.0)	(24.7)
Capitalized Interest (2)	0.6	0.6	1.7	2.0
Exchange gain (or loss)	(0.8)	(0.4)	(0.7)	(0.2)
Others	(0.6)	-0.5	(0.6)	5.8

Income Before Taxes	16.3	12.9	40.0	35.5
Income Tax	(3.8)	(3.2)	(8.1)	(7.4)
Other Items	(0.9)	(0.9)	(1.5)	(1.3)

Income before extraordinary items	11.6	8.8	30.4	26.8

Extraordinary items		(0.4)		(4.8)

Net Income	11.6	8.4	30.4	22.0
Net Income per ADR (US$)	0.44	0.32	1.15	0.84

EBITDA (3)	39.3	36.9	107.0	101.0

(1) Financial income - financial expenses
(2) Capitalized Interests in fixed assets
(3) Operating Income + depreciation